RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

07027379

RECEIVED

2007 OCT 18 P 2:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 15, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 15, 2007 forwarding therewith the Secretarial Audit Report for the quarter ended September 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

October 15, 2007

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended September 30, 2007, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, 3RD FLOOR, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 6639 1106 - 7 / 2265 2675 • FAX : 2265 6260
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Natural Resources Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. **Reliance Natural Resources Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**30 September 2007**
2	ISIN	INE328H01012
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Natural Resources Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	-
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	147 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	147 31 30 422	100.000

12	Held in dematerialised form in CDSL	10 11 73 820	06.868
13	Held in dematerialised form in NSDL	131 03 23 876	88.948
14	Physical	6 16 32 726	04.184
15	Total No. of Shares (12+13+14)	147 31 30 422	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

***** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	9	245	Delay in receipt of Physical DRFs & Share Certificates from DP.
	35	1 693	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**44**	**1 938**	
Pending for more than 21 days	3	32	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**3**	**32**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ashish S Karyekar Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 01 Tel.: 022 3004 2900 Fax.: 022 3004 2966
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 10th oct 07

END